                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of July, 2002
                                         ----------
                                  AMVESCAP PLC
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  DIRECTORS SHAREHOLDING
                                ----------------------

AMVESCAP PLC
843921
IMMEDIATE RELEASE 23 JULY 2002
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3552



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)        Name of company                        AMVESCAP PLC

2)        Name of director                       MICHAEL BENSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

          NOTIFICATION IS IN RESPECT OF THE DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

                                       -

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

                                   AS 3 ABOVE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

                           LAPSE OF OPTIONS

7)        Number of shares/amount of stock            -
          acquired

8)        Percentage of issued class                  -%

9)        Number of shares/amount of
          Stock disposed                             982 OPTIONS

10)       Percentage of issues class                  N/A

11)       Class of security                         OPTIONS TO ACQUIRE ORDINARY
                                                    SHARES @ 986p UNDER THE
                                                    AMVESCAP SHARESAVE PLAN.

12)       Price per share                             -

13)       Date of transaction                       LAST DEDUCTION WAS FROM
                                                    JUNE SALARY

14)       Date company informed                     1 JULY 2002

15)       Total holding following this notification

          750,000 OPTIONS AND 73,927 ORDINARY SHARES

16)       Total percentage holding of issued class following this notification

                             0.0094%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17)       Date of grant          -

18)       Period during which or date on which exercisable

                                 -

19)       Total amount paid (if any) for grant of the option

                                 -

20)       Description of shares or debentures involved: class, number

                                 -

21)       Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise.

                                 -

22) Total number of shares or debentures over which options held following this notification.

                                 -

23)       Any additional information

          LAPSE OF OPTIONS HELD UNDER THE AMVESCAP SHARESAVE PLAN.

24)       Name of contact and telephone number for queries

          ANGELA TULLY
          020 7454 3652

25) Name and signature of authorised company official responsible for making this notification.

          ANGELA TULLY
          AMVESCAP PLC
          ASSISTANT COMPANY SECRETARY

          Date of Notification     23 JULY 2002

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  23 July, 2002                        By  /s/ ANGELA TULLY
      -------------                            ---------------------
                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary